EXHIBIT 99.7

TotalEnergies partners with Technip Energies to advance
low-carbon solutions for LNG and offshore facilities

Paris, 21 July 2021 – TotalEnergies and Technip Energies signed a Technical Cooperation Agreement to jointly develop low-carbon solutions for Liquefied Natural Gas (LNG) production and offshore facilities to accelerate the energy transition.

As part of this agreement, both parties will explore new concepts and technologies, in order to reduce carbon footprint of existing facilities and greenfield projects in key areas, such as :

•	LNG production,

•	cryogeny,

•	production and use of hydrogen for power generation,

•	or processes for Carbon Capture, Utilization and Storage (CCUS) .

The qualification of new architectures and equipment that will be developed in these areas is also part of the agreement.

This partnership is based on a common belief that cooperation across the industry is needed to achieve energy transition goals. By partnering, Technip Energies and TotalEnergies rely on complementary expertise to decarbonize LNG plants and offshore facilities, supported by their leadership positions in these areas.

Arnaud Breuillac, President Exploration & Production at TotalEnergies, declared: “For TotalEnergies as a global LNG player, this collaboration brings opportunities to further innovate and strengthen our expertise in reducing GHG emissions, improving energy efficiency for our LNG and offshore assets and developing innovative technologies such as hydrogen. It is in line with our company’s ambition to be Carbon Neutral by 2050. We are looking forward to cooperating with Technip Energies to find solutions helping to advance towards a low carbon future.”

Arnaud Pieton, Chief Executive Officer of Technip Energies, stated: “We are very proud to partner with TotalEnergies, a long-standing client and partner to bring together our expertise and know-how in LNG and Offshore projects to accelerate the transition towards a low-carbon society. This agreement reflects our commitment to provide tangible and decarbonized solutions from the earliest concept to delivery and beyond.”

TotalEnergies, Second Largest Private Global LNG Player

TotalEnergies is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 Mtpa by 2025 and a global market share of around 10%. The Group benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport. Through its interests in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, the Company markets LNG on all world markets.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in Liquefied Natural Gas (LNG), hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The company benefits from its robust project delivery model supported by extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our client’s innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

TotalEnergies Contacts

Media Relations : +33 1 47 44 46 99 │ presse@total.com l presse@totalenergies.com │ TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 │ ir@totalenergies.com

Technip Energies Contacts:

Investor relations: Phil Lindsay, Vice-President Investor Relations │ Tel: +44 203 429 3929 │

Email: investor.relations@technipenergies.com

Media relations :

Stella Fumey, Director Press Relations & Digital Communications │ Tel: +33 (1) 85 67 40 95 │

Email: media_@technipenergies.com

Jason Hyonne, Press Relations & Social Media Lead │ Tel: +33 1 47 78 22 89 l

Email: media_@technipenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.